Exhibit 99.1

Media Release

Martinsried/Munich, Germany, and Ballerup, Denmark, September 17, 2018

MorphoSys and LEO Pharma Expand Strategic Alliance to Develop

Peptide-derived Therapeutics

LEO Pharma A/S, a global leader in medical dermatology, and MorphoSys AG (FSE: MOR; Prime Standard Segment, TecDAX; NASDAQ: MOR) today announced an expansion of their existing strategic alliance to include peptide-derived therapeutics. The objective of the alliance is to identify novel, peptide-derived therapeutics for unmet medical needs that will be valuable additions to both companies’ pipelines. This alliance expands the existing partnership of the two companies signed in November 2016 to jointly discover and develop antibody-based therapies in dermatology.

Under the terms of the agreement, LEO Pharma will select targets against which MorphoSys will identify lead molecules using its proprietary peptide technology platform. LEO Pharma will either develop these lead molecules, or use them to aid the design of other drug candidates. LEO Pharma will have exclusive, worldwide rights and be responsible for development and commercialization of resulting drugs in dermatology. MorphoSys will have an exclusive option to secure worldwide rights to any drugs arising from the collaboration in the field of oncology.

“It is with great pleasure that we expand our collaboration with MorphoSys to also include identification of lead molecules for selected targets of particular dermatological interest,” said Thorsten Thormann, Vice President, Research, LEO Pharma. “By continuing our innovative collaboration to find and develop novel, peptide-derived therapeutics we will boost our pipeline while committing to even greater efforts in our quest to address the high unmet medical needs among people with skin diseases.”

MorphoSys will receive R&D funding as well as success-based development, regulatory and commercial milestone payments, plus royalties on net sales of peptide drugs commercialized by LEO Pharma. Further financial details were not disclosed.

“We are excited to expand our existing antibody partnership with LEO Pharma with the goal of developing novel, peptide-derived drugs,” said Dr. Markus Enzelberger, Chief Scientific Officer of MorphoSys AG. “This partnering deal utilizes our newest innovative proprietary peptide technology and creates an ideal route for differentiated product candidates in an area of severe unmet medical need.”

About MorphoSys’s peptide technology

MorphoSys’s peptide technology aims at generating a novel class of structured and eminently stable peptides enabling highly selective and high affinity target binding. Potential applications of peptides include the use as stand-alone drugs, as fusion partners to proteins, or as agents that are chemically modified or fused to toxins. This approach is intended to enable targeting of novel epitopes and to open up new target space.

About MorphoSys:

MorphoSys is a late-stage, biopharmaceutical company devoted to the development of innovative and differentiated therapies for patients suffering from serious diseases. Based on its technological leadership in generating antibodies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. This broad pipeline spans MorphoSys’s two business segments: Proprietary Development, in which MorphoSys invests in product candidates for its own account, and Partnered Discovery, in which product candidates are developed exclusively for a variety of Pharma and Biotech partners. In 2017, Tremfya® (guselkumab), marketed by Janssen, became the first therapeutic antibody based on MorphoSys’s proprietary technology to receive marketing approval for the treatment of moderate to severe plaque psoriasis in the United States, the European Union and Canada. MorphoSys is listed on the Frankfurt Stock Exchange and on the U.S. stock exchange Nasdaq under the symbol MOR. For regular updates about MorphoSys, visit https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech.

About LEO Pharma

LEO Pharma helps people achieve healthy skin. By offering care solutions to patients in more than 130 countries globally, LEO Pharma supports people in managing their skin conditions. Founded in 1908 and owned by the LEO Foundation, the healthcare company headquartered in Denmark has devoted decades of research and development to delivering products and solutions to people with skin conditions. In 2017 LEO Pharma employed around 5,200 people worldwide and had sales of 1.4 billion euros. For more information, visit www.leo-pharma.com and www.linkedin.com/company/leo-pharma

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including expectations regarding the strategic alliance with LEO Pharma A/S to identify and develop new peptide-based therapeutics for skin diseases, MorphoSys’s peptide technology and expectations regarding potential success-based development, regulatory and commercial milestone payments, plus potential royalties on net sales of peptide drugs commercialized by LEO Pharma. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’s expectations regarding the strategic alliance with LEO Pharma to identify and develop new peptide-based therapeutics for skin disease, MorphoSys’s peptide technology and expectations regarding potential success-based development, regulatory and commercial milestone payments, plus potential royalties on net sales of peptide drugs commercialized by LEO Pharma are false MorphoSys’s reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Associate Director Corporate Communications & IR

Jochen Orlowski

Associate Director Corporate Communications & IR

Dr. Claudia Gutjahr-Löser

Investor Relations Officer

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com

LEO Pharma

Henrik Kyndlev

Head of Global External Communication

Tel: +45 3140 6180

Henrik.kyndlev@leo-pharma.com